[Stradley Ronon Stevens & Young, LLP Letterhead]

Cillian M. Lynch, Esq.
(202) 419-8416
clynch@stradley.com

April 12, 2013

Via EDGAR

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wilmington Funds
File Nos. 811-05514 and 033-20673

Dear Ms. Hatch:

On March 13, 2013, you conveyed to me via telephone specific comments on the Annual Report to Shareholders of the Wilmington Funds (the “Registrant”) for the period ended April 30, 2012 (the “Shareholder Reports”).  On behalf of the Registrant, below are the Registrant’s responses to your comments, which are restated in italics.

General Comments on the Registrant’s EDGAR Filings
1.	Comment: A number of the series of the Trust have become inactive through mergers or liquidations, yet still have active EDGAR codes. Please designate such series as inactive on EDGAR.

Response: We have complied with this request, and have designated the appropriate series as inactive on EDGAR.

2.	Comment: Within the Registrant’s Form N-PX filing, abbreviations are used for Fund names. In future filings on Form N-PX, please use the full Fund names.

Response: We will use the full Fund names in future Form N-PX filings.

Comments to the April 30, 2012 Annual Report

Ms. Laura Hatch
U.S. Securities and Exchange Commission
April 12, 2013

3.
Comment: Within the Statement of Assets and Liabilities, with  respect to both the Multi-Manager International Fund (p.78) and the Broad Market Bond Fund (p. 96), there appears to be a parenthetical notation out of place.  We believe the parenthetical “(including securities on loan)” should be moved to the line below, so that it refers to “Investments in securities, at value” rather than to “Investments in repurchase agreements, at value.”

Response: We agree with the comment, and in the 2013 financial statements will move the parenthetical notation as suggested.

4.
Comment: For Funds with securities on loan, include the market value of securities on loan in the Statement of Assets and Liabilities or in the Schedule of Investments, as this is a FASB requirement.  This information is currently included in Note 2, but FASB requires that the information appear “on the face of” the financial statements.  A footnote may be used to include the information in either the Statement of Assets and Liabilities or in the Schedule of Investments.

Response: In the 2013 financial statements, we will move the information to the Statement of Assets and Liabilities, as requested.

5.
Comment: In Management’s Discussion of Fund Performance, the discussion of the Large Cap Growth Fund’s performance mentions that fiscal problems in Greece and Europe affected the Fund’s performance.  The Fund is a domestic equity fund.  Clarify whether the Fund had investments in Greece and Europe, or whether the statement is meant to communicate that Greek and European fiscal problems affected the Fund’s US equity holdings.

Response: The statement was meant to communicate that Greek and European fiscal problems had an effect on the Fund’s US equity holdings.

6.
Comment: In Management’s Discussion of Fund Performance, the discussion of the Small Cap Growth Fund’s performance discusses only market conditions, and not more specific material factors that affected performance. All other Funds discuss more specific material factors affecting performance. Please include this information in future reports.

Response: We will comply with this comment in future reports.

7.
Comment: The Multi-Manager Real Asset Fund wrote credit default swaps during the fiscal year, according to its Portfolios of Investments. Please confirm that the Fund covers the full notional value of written credit default swaps.

Response: The Fund covers the full notional value of written credit default swaps.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
April 12, 2013

8.	Comment: The Multi-Manager Real Asset Fund shows a negative amount for interest income in its Statement of Operations. Please explain how this could be the case.

Response: The negative interest income shown in the Statement of Operations is the result of deflationary adjustments to the principal amount of the global inflation-linked public obligation bonds held in the portfolio and is accounted for as negative income in the Statement of Operations.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Shareholder Report, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8416.

Very truly yours,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:           Michael D. Daniels
John C. McDonnell
Alison M. Fuller, Esquire